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                                                                       EX-99.(i)


                             DECHERT PRICE & RHOADS
                             1775 Eye Street, N.W.
                             Washington, D.C. 20006

                                                                  April 19, 2000


Dodge & Cox Funds
One Sansome Street
San Francisco, CA 94104

Ladies and Gentlemen:

     As counsel for Dodge & Cox Funds (the "Trust"), comprising Dodge & Cox Stock Fund, Dodge & Cox Income Fund and Dodge & Cox Balanced Fund (the "Funds"), we are familiar with the Trust's registration under the Investment Company Act of 1940 (File No. 811-173) and with the registration statement relating to the shares of beneficial interest in the Funds (the "Shares") under the Securities Act of 1933 (File No. 2-11522) (the "Registration Statement"). We also have examined the Trust Certificate, Trust Instrument and Bylaws of the Trust, and such other records, agreements, documents and instruments as we deemed appropriate.

     Based upon the foregoing, it is our opinion that the Shares registered pursuant to the Trust's Registration Statement will, when sold and delivered by the Trust against receipt of the net asset value of the Shares in accordance with the terms of the Registration Statement and the requirements of applicable law, have been duly and validly authorized, legally and validly issued, and fully paid and non-assessable by the Trust.

     We consent to the filing of this opinion in connection with Post-Effective Amendment No. 66 to the Registration Statement to be filed with the Securities and Exchange Commission.


                                          Very truly yours,



                                          /s/ Dechert Price & Rhoads